Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Earnings Release Date

Macau, Friday, July 28, 2023 - Melco Resorts & Entertainment Limited (Nasdaq: MLCO), a developer, owner and operator of integrated resort facilities in Asia and Europe, today announces that it will release its unaudited financial results for the second quarter of 2023 on Tuesday, August 1, 2023 to be followed by a conference call on the same day at 8:30 a.m. Eastern Time (or 8:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers and a unique Personal PIN which can be used to join the conference.

Online Registration Link: https://register.vevent.com/register/BI66e01654ebf54126b9992e1ff55e07de

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is operating City of Dreams Mediterranean in Limassol in the Republic of Cyprus (www.cityofdreamsmed.com.cy), which is the largest and premier integrated destination casino resort in Europe. The Company is also continuing to operate three satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

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